                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                          INFORMATION TO BE INCLUDED IN
        STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                                  Cambior Inc.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                (Name of Issuer)

                                  Common Stock
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                         (Title of Class of Securities)

                                    13201L103
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                 (CUSIP Number)

                                  Jipangu Inc.
                               c/o David V. Mosher
                        155 University Avenue, Suite 1700
                            Toronto, Ontario, Canada
                                     M5B 3B7
                                 (416) 947-1440
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2001
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 4 Pages


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 13201L103                        13D                Page 2 of 4 Pages
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JIPANGU INC.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)     [  ]
                                                            (b)     [  ]
         Not Applicable
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3.       SEC USE ONLY

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4.       SOURCE OF FUNDS

         WC
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e)
                                                                [  ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         JAPAN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                    7.      SOLE VOTING POWER

                                            39,661,194 shares**
                                    - - - - - - - - - - - - - - - - - - - - - -
                                    8.      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                          0 shares
BY EACH REPORTING                   - - - - - - - - - -  - - - - - - - - - - - -
PERSON WITH                         9.      SOLE DISPOSITIVE POWER

                                            39,661,194 shares**
                                    - - - - - - - - - - - - - - - - - - - - - -
                                    10.     SHARED DISPOSITIVE POWER

                                            0 shares
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,661,194 shares**
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [   ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.8%**
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14.      TYPE OF REPORTING PERSON

         CO

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**In the event the Cambior Warrants (discussed in item 5 below) are exercised in full, Jipangu Inc. ("Jipangu") will have sole voting and sole dispositive power with respect to an additional 4,950,000 Common Shares of Cambior Inc. ("Cambior"), which when aggregated with the 39,661,194 Common Shares of Cambior held by Jipangu would represent 40.6% of Cambior's issued and outstanding Common Shares.


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CUSIP No. 13201L103                     13D                    Page 3 of 4 Pages

Item 1.           Security and Issuer.

          This Amendment No. 1, dated December 14, 2001 (this "Amendment"), to the Statement on Schedule 13D dated December 11, 2001 (the "Original Statement") relates to common stock without par value ("Cambior Common Shares"), of Cambior Inc., a Quebec corporation ("Cambior"). The information set forth herein amends and supplements the information set forth in the Original Statement. The principal executive offices of Cambrior are located at 1111 St. Charles St. West, East Tower, Suite 750, Longueil, Quebec, Canada, J4K 5G4.

          The Cambior Common Shares and warrants to purchase Cambior Common Shares ("Cambior Warants") beneficially owned by Jipangu Inc., a Japanese corporation ("Jipangu"), are held of record by Jipangu.

Item 3.           Source and Amount of Funds or Other Consideration.

          The Cambior Common Shares and Cambior Warrants were acquired by Jipangu for cash. Jipangu funded its acquisition of the Cambior Common Shares and Cambior Warrants described in Item 5 from working capital and the proceeds from the issuance of convertible debentures to accounts managed by Sprott Securities Inc. (as described in the Original Statement).

Item 4.           Purpose of Transaction.

          Jipangu acquired the Cambior Common Shares and Cambior Warrants for the purpose of investment. Jipangu may make future purchases of Cambior Common Shares or other Cambior equity instruments from time to time and may dispose of any or all of the Cambior Common Shares and Cambior Warrants owned by it at any time. Jipangu has no plans which relate to or could result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. While Jipangu may, at any time and from time to time, formulate plans or proposals with respect to any of such actions, Jipangu has no present intention of doing so.

Item 5.           Interest in Securities of the Issuer.

          (a) and (b) Jipangu is the beneficial owner of 39,661,194 Cambior Common Shares, representing approximately 37.8% of the Cambior Common Shares issued and outstanding. In the event the Cambior Warrants described below are exercised in full, Jipangu will have sole voting and sole dispositive power with respect to an additional 4,950,000 Common Shares of Cambior, which when aggregated with the 39,661,194 Common Shares of Cambior held by Jipangu would represent 40.6% of Cambior's issued and outstanding Common Shares.

          To the best of Jipangu's knowledge, other than David V. Mosher, a director who owns 5,000 Cambior Common Shares directly and 1,300 Cambior Common Shares indirectly, none of the officers or directors of Jipangu own any Cambior Common Shares.

          (c) On December, Jipangu purchased 4,950,000 units of Cambior, each unit consisting of one Cambior Common Share and one Cambior Warrant entitling the holder thereof to purchase one Cambior Common Share at an exercise price of US$0.833 until November 30, 2002, from Cambior in a privately negotiated transaction for CDN$1.173 per unit (for an aggregate purchase price of CDN$5,806,350).

          (d) Jipangu holds all rights associated with the 39,661,194 Cambior Common Shares and 4,950,000 Cambior Warrants, including the right to receive dividends on such stock.

          (e) Not applicable.


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CUSIP No. 13201L103                    13D                     Page 4 of 4 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 14, 2001

                                             JIPANGU INC.



                                             By:  /s/  David V. Mosher
                                             ----------------------------
                                             David V. Mosher
                                             Director